Exhibit 12.1

STAR GAS PARTNERS, L.P.

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands of Dollars, Except Ratio)

	Year Ended September 30					Six Months Ended March 31
	2010(1)	2009	2008	2007	2006	2011	2010
Earnings:
Income (loss) before income taxes	$43,952	$73,441	$(12,842)	$41,304	$(53,442)	$121,718	$92,453
Add:
Interest expense	14,326	17,842	20,691	20,448	26,288	8,539	8,155
Debt issuance amortization	2,680	2,750	2,339	2,282	2,438	1,426	1,328
Interest component of rent expense (2)	4,426	5,278	4,626	4,418	4,458	2,264	2,130

	$65,384	$99,311	$14,814	$68,452	$(20,258)	$133,947	$104,066

Fixed charges:
Interest expense	$14,326	$17,842	$20,691	$20,448	$26,288	$8,539	$8,155
Debt issuance amortization	2,680	2,750	2,339	2,282	2,438	1,426	1,328
Interest component of rent expense (2)	4,426	5,278	4,626	4,418	4,458	2,264	2,130

	$21,432	$25,870	$27,656	$27,148	$33,184	$12,229	$11,613

Ratio(3)	3.1	3.8	*	2.5	*	11.0	9.0

(1)	The following computation for the year ended September 30, 2010, reflect, on a pro-forma basis, earnings available for fixed charges, fixed charges and resultant ratios. The computation gives effect to our sale of $125 million (excluding discount) of 8.875% senior notes due 2017 and the use of a portion of the net proceeds to redeem our 10.25% senior notes due 2013.

(Amounts in 000’s, except ratio)	2010
Income as adjusted	$65,384
Fixed charges	$21,432
Pro-forma adjustments:
Net increases in interest resulting from the substitution of proceeds from sale of the 8.875%
Senior Notes for the 10.25% Senior Notes	2,729

Pro-forma fixed charges	$24,161

Pro-forma ratio of earnings to fixed charges	2.71

(2)	One third of rent is the portion deemed representative of the interest component.
(3)	Ratio is less than 1:1. Deficiency is $12.8 million and $53.4 million for the fiscal years ended September 30, 2008 and 2006, respectively.